Exhibit 1

For Immediate Release

SuperCom Reports New Orders of Over $4 million

Herzliya, Israel, February 10, 2014 – SuperCom Ltd. (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and HealthCare, today announced that it has received new orders, totaling in excess of $4 million. The Company expects to deliver and recognize the full value of the orders during the first half of 2014.

“I am very pleased with these new orders as it represents the realization and the potential in our proposals and bids pipe line,” commented Arie Trabelsi, CEO of SuperCom. “It also underscores the outstanding cooperation and the smooth integration that the newly acquired SmartID division has undergone over the past months.”

“We are happy to see that our customers are highly satisfied with the outstanding products and systems that we provide them, demonstrated by their award of new orders to us,” commented Ziv Koren, SuperCom VP Regional Business Development. “It also indicates a strong vote of confidence from our customers.”

 “Beyond these orders, we see growing demand for our solutions globally. With the excellent team and solutions we have in place, we are poised to unlock the significant potential within SuperCom,” concluded Mr. Trabelsi.

About Supercom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact:
Ordan Trabelsi, VP US Operations
Tel: 1 212 675 4606
ordan@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.